# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FINANCE OF AMERICA COMPANIES INC., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001484870
Persons authorized to receive notices and communications: John G. Finley, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lauren M. Colasacco, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 390-4583; Joshua N. Korff, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4943

## Reporting persons
- BTO Urban Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund II - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - I - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - S - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - C - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - L - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - O - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - N - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund II - C - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Fund - T - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTAS NQ Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTAS Associates - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Family GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTO Urban Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Tactical Opportunities Associates - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTOA - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTO-NQ Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FINANCE OF AMERICA COMPANIES INC.
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Comment: This Amendment No. 11 ("Amendment No. 11") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D filed on December 7, 2022, as amended by Amendment No. 5 to the Schedule 13D filed on April 4, 2023, as amended by Amendment No. 6 to the Schedule 13D filed on April 3, 2024, as amended by Amendment No. 7 to the Schedule 13D filed on July 26, 2024, as amended by Amendment No. 8 to the Schedule 13D filed on August 5, 2025, as amended by Amendment No. 9 to the Schedule 13D filed on November 17, 2025, and as amended by Amendment No. 10 to the Schedule 13D filed on December 8, 2025 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 11, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On February 27, 2026, in connection with consummation of the Second Closing pursuant to the Amended and Restated Repurchase Agreement, the Issuer repurchased from the Reporting Persons an aggregate of 1,596,142 shares of Class A Common Stock and 2,418,766 Class A LLC Units for consideration of $10.00 per share or Class A LLC Unit as well as an aggregate of 2 shares of Class B Common Stock and 857,760 Earnout Rights for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

As of the date hereof, none of the Reporting Persons directly or indirectly hold any shares of Class A Common Stock, Class B Common Stock, Class A LLC Units, and Earnout Rights.

BTO Urban Holdings L.L.C. is owned by the Blackstone Tactical Opportunities Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

Blackstone Tactical Opportunities Associates - NQ L.L.C. is the general partner of each of the Blackstone Tactical Opportunities Funds and BTO Urban Holdings II L.P. The sole member of Blackstone Tactical Opportunities Associates - NQ L.L.C. is BTOA - NQ L.L.C. The managing member of BTOA - NQ L.L.C. is Blackstone Holdings II L.P. The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates - NQ L.L.C. The managing member of BTAS Associates - NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is Blackstone Family GP L.L.C. Blackstone Family GP L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Mr. Schwarzman.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. is BTO-NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person was the beneficial owner of any Issuer equity securities.

After giving effect to the dispositions in connection with the Second Closing, the Reporting Persons beneficially own no Issuer equity securities, and therefore no longer deemed to be members of a group with Mr. Libman.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons, to the best knowledge of the Reporting Persons, has effected any transactions in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Second Closing and transactions related thereto, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock on February 27, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit M of Item 7 of the Schedule 13D is hereby amended and restated

Exhibit M Signature Page, dated March 2, 2026.

## Signatures
- BTO Urban Holdings L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (03/02/2026)
- Blackstone Tactical Opportunities Fund - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund II - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - I - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - S - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - L - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - O - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - N - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund II - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Fund - T - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- BTAS NQ Holdings L.L.C.: /s/ Anna Guerin, Anna Guerin / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- BTAS Associates - NQ L.L.C.: /s/ Anna Guerin, Anna Guerin / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Family GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (03/02/2026)
- BTO Urban Holdings II L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- Blackstone Tactical Opportunities Associates - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- BTOA - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (03/02/2026)
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (03/02/2026)
- BTO-NQ Side-by-Side GP L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (03/02/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit M (03/02/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (03/02/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (03/02/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (03/02/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (03/02/2026)